EXHIBIT 99.1

Xenova Group plc Capital Reorganisation

19 March 2004

Xenova Group plc

Capital reduction approval

Xenova Group plc ("Xenova" or the "Company") announces today that its proposed capital reduction referred to in its announcement of 26 November 2003, was approved by the Companies Court on 17 March 2004, and registered by the Registrar of Companies on 18 March 2004 at which time it became effective.

Xenova's authorised share capital was therefore reduced on 18 March 2004 from 40,000,000 pounds, divided into 1,805,060,227 ordinary shares of 0.01 pounds each and 2,194,939,773 deferred shares of 0.01 pounds each, to 18,050,602.27 pounds divided into 1,805,060,227 ordinary shares of 0.01 pounds each (of which 431,526,743 are in issue).

Enquiries:
Xenova Group plc
Tel.: 01753 706 600
David Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director

Media Enquiries:
Financial Dynamics
Tel.: 020 7831 3113
David Yates
Ben Atwell